Exhibit (a)(3)

Home Diagnostics, Inc.
2400 NW 55th Court
Fort Lauderdale, Florida 33309
(954) 677-9201

February 11, 2010

To all of our Stockholders:

We are very pleased to inform you that, as publicly announced, on February 2, 2010, we entered into a merger agreement with Nipro Corporation and its wholly owned subsidiary, Nippon Product Acquisition Corporation, whereby all outstanding shares of Home Diagnostics, Inc.’s common stock will be purchased for $11.50 per share in cash.

Under the terms of the merger agreement, Nippon Product Acquisition Corporation is today commencing a tender offer to purchase all outstanding shares of our common stock at a price of $11.50 per share net to the seller in cash. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on March 11, 2010. Following the completion of the tender offer, Nippon Product Acquisition Corporation will be merged with and into Home Diagnostics, Inc. in a second-step, cash-out merger in which each then-outstanding share of Home Diagnostics, Inc. common stock (subject to certain exceptions) that was not tendered in the tender offer, will be converted into the right to receive $11.50 in cash, and Home Diagnostics, Inc. will survive the merger as a wholly owned subsidiary of Nipro Corporation.

Your Board of Directors unanimously recommends that you accept the offer and tender all of your shares of Home Diagnostics, Inc. common stock in the offer, and, if required under applicable Delaware law to consummate the merger, vote all of your shares of Home Diagnostics, Inc. common stock “for” the adoption of the merger agreement.

Enclosed with this letter is a Schedule 14D-9 containing the recommendation of our Board and explaining the reasons behind its recommendation, as well as the background to the transaction and other important information.

Also accompanying this letter is a copy of Nippon Product Acquisition Corporation’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Home Diagnostics, Inc. shares. Those documents set forth the terms and conditions of the tender offer and provide instructions as to how to tender your shares. I urge you to read and consider all of the enclosed materials carefully.

Very truly yours,

Joseph H. Capper
President and Chief Executive Officer